SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	October	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Receives FDA Conditional Approval to Initiate TIARA-I Trial in US: A Multinational, Multicenter Early Feasibility Trial of the Tiara™ Transcatheter Mitral Valve

DOCUMENT 1

Neovasc Receives FDA Conditional Approval to Initiate TIARA-I Trial in US: A Multinational, Multicenter Early Feasibility Trial of the Tiara™ Transcatheter Mitral Valve

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Oct. 9, 2014 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that it has received conditional Investigational Device Exemption (IDE) approval from the U.S. Food and Drug Administration (FDA) to initiate the U.S. arm of its TIARA-I Early Feasibility Trial for the Company's Tiara™ transcatheter mitral valve. The TIARA-I Early Feasibility Trial is a multinational, multicenter trial being conducted to assess the safety and performance of Neovasc's Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation (MR).

Severe MR is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death.  This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place.

"We are delighted that after review of the Early Feasibility IDE submission, the FDA has granted this conditional approval," stated Neovasc CEO, Alexei Marko.  "This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. We look forward to working very closely with the participating investigators to complete TIARA-I and to help address this urgent clinical need."

The TIARA-I Early Feasibility Trial will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians co-chaired by Dr. Martin Leon (Director, Center for Interventional Vascular Therapy Columbia University Medical Center / New York-Presbyterian Hospital) and Dr. Anson Cheung (Professor of Surgery and Director of Cardiac Transplant at St. Paul's Hospital, Vancouver Canada). With this FDA approval, TIARA-I is expected to enroll patients at three highly respected U.S. medical centers: Columbia University Medical Center / New York-Presbyterian Hospital (New York), Lenox Hill Hospital (New York) and Cedars-Sinai Medical Center (Los Angeles). The Company is now focusing on training participating clinical teams and obtaining institutional approvals with the goal of enrolling the first U.S. patients by early 2015.

TIARA-I also has received ethics committee approval at Antwerp Cardiovascular Center / ZNA Middelheim in Belgium and competent authority notification is pending. First European enrollment is expected before the end of the year.  Applications are underway for additional centers in Europe and Canada.

About Tiara:
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Significant MR can lead to heart failure and death. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. alone. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach and is designed to replace the diseased native mitral valve without the need for open-heart surgery or use of a cardiac bypass machine.

The first human implantations of Tiara were completed successfully earlier this year under Canadian Special Access, by the medical team at St. Paul's Hospital in Vancouver, Canada. Early clinical results of Tiara implantations have been promising, resulting in fully functional valves, with complete resolution of mitral regurgitation, and no valve leakage.  There have been no device related complications observed to date in patients treated with Tiara.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. In particular, the following statements in this news release constitute forward-looking statements: statements relating to the Company's plans and expectations regarding the TIARA-I Early Feasibility Trail, the potential benefits of Tiara, the Company's belief that the FDA approval is an important step towards making Tiara available to U.S. patients, the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe and Canada, the Company's expectations regarding the number of patients that will enroll in the TIARA-1 Early Feasibility Trial and the medical centers that will participate, and the Company's expectations regarding timing.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks relating to regulatory requirements, including the inherent uncertainties of research and development, risks related to medical devices and clinical procedures, the Company's ability to comply with the conditions of the FDA's approval, the Company's ability to successfully receive any required local or institutional approvals, risks related to necessary enrollment of patients, the possibility of unfavorable or delayed clinical trial results, whether the FDA and other regulators will be satisfied with the results from the TIARA-I Early Feasibility Trial and further trials and studies that will be required; general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company's defence of the lawsuit filed by CardiAQ; our anticipated use of proceeds from any financings; a history of losses and lack of and uncertainty of revenues; ability to obtain required financing; ability to properly integrate newly acquired businesses; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators and the Securities and Exchange Commission. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 09-OCT-14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: October 9, 2014	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer